SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)



    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 1)(1)

                             Bookham Technology plc
--------------------------------------------------------------------------------
                                (Name of Issuer)

            Ordinary Shares, par value one third pence per share, and
                     American Depositary Shares evidenced by
       American Depositary Receipts, each representing one Ordinary Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    09856Q108
             -------------------------------------------------------
                                 (CUSIP Number)

                                Deborah J. Noble
                               Corporate Secretary
                           Nortel Networks Corporation
                           8200 Dixie Road, Suite 100
                            Brampton, Ontario L6T 5P6
                                     Canada
                                 (905) 863-1103

                                 with a copy to:

                               Paul J. Shim, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                  212-225-2000

--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                November 5, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               (Page 1 of 9 Pages)

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09856Q108

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Nortel Networks Corporation
       62-12-62580

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                      (b) [ ]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS

       OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)  [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Canada

                           7   SOLE VOTING POWER

                               N/A

       NUMBER OF           8   SHARED VOTING POWER
        SHARES
     BENEFICIALLY              *
       OWNED BY
    EACH REPORTING         9   SOLE DISPOSITIVE POWER
        PERSON
         WITH                  *

                           10  SHARED DISPOSITIVE POWER

                               N/A

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       *

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       *

   14  TYPE OF REPORTING PERSON

       CO

* See Items 4 and 5 for explanation.

                  Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Exchange Act, Nortel Networks Corporation ("Nortel Networks") hereby amends its statement on Schedule 13D, dated October 17, 2002 (the "Schedule 13D"), relating to the ordinary shares, par value one third pence per share (the "Ordinary Shares"), of Bookham Technology plc, a corporation organized under the laws of England and Wales ("Bookham"). Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.           Identity and Background.

                  Schedule I to the Schedule 13D is hereby replaced in its entirety with Schedule I to this Schedule.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Item 3 is hereby amended and restated in its entirety as follows:

                  As described in the response to Item 4, pursuant to the Acquisition Agreement, Nortel Networks agreed to sell certain assets comprising a part of Nortel Networks' optical components business to Bookham and, in consideration thereof, among other things, Bookham will issue to Nortel Networks the securities as to which this Schedule relates.

Item 4.           Purpose of Transaction.

                  Item 4 is hereby amended by inserting the following paragraph prior to the final paragraph thereof:

                  On November 5, 2002, Bookham advised Nortel Networks that the condition to closing under the Acquisition Agreement that a majority of the holders of the outstanding Ordinary Shares shall have approved the Acquisition Agreement and certain related matters had been satisfied. Because such condition has been satisfied, Nortel Networks may be deemed to beneficially own at this time the 61,000,000 Ordinary Shares and any of the 9,000,000 Ordinary Shares underlying the Warrants to the extent such Warrants could be exercised, each to be issued at the closing under the Acquisition Agreement (the "Equity Consideration Securities"). The terms of the Warrants prohibit their exercise to the extent such exercise would result in Nortel Networks and persons acting in concert with Nortel Networks to hold 30% or more of the issued and outstanding Ordinary Shares. Nortel Networks hereby expressly declares, pursuant to Rule 13d-4 under the Exchange Act, that the filing of this Schedule shall not be construed as an admission that it is, for the purposes of Section 13(d) or
Section 13(g) of the Exchange Act or otherwise, the beneficial owner of such securities.

Item 5.           Interest in Securities of the Issuer.

                  Paragraphs (a) and (b) of Item 5 are hereby amended and restated in their entirety as follows:

                  (a) - (b) As described above in Item 4, Nortel Networks may, as a result of the approval by a majority of the holders of the outstanding Ordinary Shares of the Acquisition Agreement and certain related matters, be deemed to beneficially own the Equity Consideration Securities, representing approximately 29.9% of the outstanding Ordinary Shares.

                  Except as set forth in this Item 5, none of Nortel Networks or, to the best of Nortel Networks' knowledge, any of the individuals named in
Schedule I hereto beneficially owns any Ordinary Shares of Bookham.

                                   SIGNATURES

                  After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


            Date: November 7, 2002           NORTEL NETWORKS CORPORATION



                                              /s/ Katharine B. Stevenson
                                              -------------------------------
                                              By: Katharine B. Stevenson
                                              Title: Treasurer



                                              /s/ Blair F. Morrison
                                              -------------------------------
                                              By: Blair F. Morrison
                                              Title: Assistant Secretary

                                   SCHEDULE I

                           NORTEL NETWORKS CORPORATION
                        DIRECTORS AND EXECUTIVE OFFICERS

                  The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Nortel Networks Corporation is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is Nortel Networks Corporation, 8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6, Canada.



Name and Citizenship                           Principal Occupation and Address
--------------------                           --------------------------------
Directors

James Johnston Blanchard                       Piper Rudnick LLP
American                                       901-15th Street, N.W., Suite 700
                                               Washington, D.C. 20005-2301 U.S.A

Robert Ellis Brown                             President and Chief Executive Officer
Canadian/British                               Bombardier Inc.
                                               800 Rene-Levesque Boulevard West
                                               Montreal, Quebec H3B 1Y8 Canada

John Edward Cleghorn                           Chairman of the Board
Canadian                                       SNC-Lavalin Group Inc.
                                               200 Bay Street, South Tower, Suite 3115
                                               Royal Bank Plaza
                                               Toronto, Ontario M5J 2J5 Canada

Frank Andrew Dunn                              President and Chief Executive Officer
Canadian                                       Nortel Networks Corporation

L. Yves Fortier                                Chairman & Senior Partner Canadian
                                               Ogilvy Renault
                                               1981 McGill College Avenue, 12th Floor
                                               Montreal, Quebec H3A 3C1 Canada

Robert Alexander Ingram                        Chief Operating Officer and President,
American                                       Pharmaceutical Operations
                                               GlaxoSmithKline
                                               5 Moore Drive, Research Triangle Park, N.C.
                                               27709 U.S.A.

William Arthur Owens                           Co-Chief Executive Officer and Vice Chairman
American                                       Teledesic LLC
                                               1445 120th Avenue N.E.
                                               Bellevue, Washington
                                               98005 U.S.A.

Guylaine Saucier                               1321 Sherbrooke Street West, Apartment C-61
Canadian                                       Montreal, Quebec H3G 1J4 Canada

Sherwood Hubbard Smith, Jr.                    Chairman Emeritus
American                                       CP&L
                                               One Hanover Square Building
                                               421 Fayetteville Street Mall
                                               Raleigh, N.C. 27601-1748 U.S.A.

Lynton Ronald Wilson                           Chairman
Canadian                                       CAE Inc.
                                               483 Bay Street
(Chairman of the Board of                      Floor 7, North Tower
Nortel Networks Corporation)                   Toronto, Ontario M5G 2E1 Canada

Officers

Frank Andrew Dunn                              President and Chief Executive Officer
Canadian

Douglas Charles Beatty                         Chief Financial Officer
Canadian

Nicholas John DeRoma                           Chief Legal Officer
American

D. Gregory Mumford                             Chief Technology Officer Canadian

Pascal Debon                                   President, Wireless Networks
French

Chahram Bolouri                                President, Global Customer Care & Supply Chain Operations
Canadian

Brian William McFadden                         President, Optical Networks
Canadian

Gary Richard Donahee                           President, Americas
American

Stephen Charles Pusey                          President, Europe, Middle East and Africa
U.K.

Susan Spradley                                 President, Wireline Networks
American

Masood Ahmad Tariq                             President, Asia
American/Canadian

William John Donovan                           Senior Vice-President, Human Resources
American

Michael Jerard Gollogly                        Controller
Canadian

Adrian Joseph Donoghue                         General Auditor
Canadian

Katharine Berghuis Stevenson                   Treasurer
Canadian/American

Deborah Jean Noble                             Corporate Secretary
Canadian

Richard Clyde Ricks                            Chief Information Officer
American

Steven Leo Schilling                           President, Enterprise Accounts
American

Linda Faye Mezon                               Assistant Controller
Canadian/American

John Marshall Doolittle                        Vice President, Tax
Canadian

Blair Fraser Morrison                          Assistant Secretary
Canadian

MaryAnne Pahapill                              Assistant Treasurer
Canadian
